

Mail Stop 3233

December 23, 2015

Via E-Mail
Carlos Daniel Silva
Chief Executive Officer
Metrospaces, Inc.
888 Brickell Key Dr., Unit 1102
Miami, FL 33131

> **Re: Metrospaces, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the period ended September 30, 2015**
> **Filed November 23, 2015**
> **File No. 001-36220**

Dear Mr. Silva:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2015

Item 4. Controls and Procedures, page 19

1.   Please tell us how you concluded your disclosure controls and procedures were effective in light of the material weaknesses that were identified as they relate to your internal controls over financial reporting and the fact that your disclosure controls and procedures were ineffective as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company

Carlos Daniel Silva
Metrospaces, Inc.
December 23, 2015
Page 2

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities